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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. )[1]
UAL CORPORATION

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
902549500
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            902549500

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Susquehanna Investment Group

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group*	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
4,397,029

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
4,397,029

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,397,029

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)
6.6% (1)

12.	Type of Reporting Person*
BD

* SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on 66,174,321 outstanding shares of the issuer's common stock as reported on the issuer's quarterly report on form 10Q for the quarter ended September 30, 2002.

Item 1.

(a)	Name of Issuer
UAL Corporation (the "Company").

(b)	Address of Issuer's Principal Executive Offices
1200 Algonquin Road, Elk Grove Township, IL 60007

Item 2.

(a)	Name of Person Filing
Susquehanna Investment Group (the "Reporting Person")

(b)	Address of Principal Business Office or, if none, Residence
401 City Avenue, Suite 220, Bala Cynwyd, PA 19004

(c)	Citizenship
Pennsylvania

(d)	Title of Class of Securities
Common Stock, $.01 par value per share, of the Company ("Common Stock").

(e)	CUSIP Number
902549500

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
4,397,029

(b)	Percent of class:

6.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
4,397,029

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of
4,397,029

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

         Not applicable

Item 9. Notice of Dissolution of Group

         Not applicable

Item 10. Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February , 2003
Susquehanna Investment Group
By:	/s/ TODD SILVERBERG Todd Silverberg General Counsel

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SIGNATURE